     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1999

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               TMP WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

                           DELAWARE                                                       13-3906555
               (State or other jurisdiction of                             (I.R.S. Employer Identification Number)
                incorporation or organization)

                           --------------------------

                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                               ANDREW J. MCKELVEY
                         CHAIRMAN OF THE BOARD AND CEO
                               TMP WORLDWIDE INC.
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 977-4200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                               GREGG BERMAN, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM    PROPOSED MAXIMUM
                 TITLE OF SHARES                       AMOUNT TO BE      AGGREGATE PRICE        AGGREGATE           AMOUNT OF
                 TO BE REGISTERED                       REGISTERED         PER UNIT (1)       OFFERING PRICE     REGISTRATION FEE
Common Stock, $.001 par value per share                 1,299,674             $61.50           $79,929,951           $22,221

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $61.50, the average of the high and low prices of the Common Stock of TMP Worldwide Inc. as reported by The Nasdaq Stock Market on July 14, 1999.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TMP WORLDWIDE INC.
                                SHARES OF COMMON STOCK

                            ------------------------

    TMP Worldwide Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "TMPW." On July 14, 1999, the closing sale price of one share of TMP's stock was $60.63.

                            ------------------------

    The stockholders of TMP Worldwide Inc. ("TMP" or the "Company") listed in this prospectus are offering and selling an aggregate of 1,299,674 shares of TMP's common stock under this prospectus. Certain of these selling stockholders obtained their shares of TMP stock in connection with TMP's acquisition or merger with companies owned by these selling stockholders. Additional selling stockholders obtained their shares when TMP acquired the minority interests in Morgan & Banks (Hong Kong) Limited and M&B Search Pte Ltd. See "Recent Developments" for a description of these transactions. The remaining selling stockholder, James J. Treacy, a director of TMP and its Chief Operating Officer, proposes to sell up to 263,605 shares. Some or all of the selling stockholders expect to sell their shares. TMP will not receive any part of the proceeds from the sale by the selling stockholders.

                            ------------------------

    The selling stockholders may offer their TMP stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                             ---------------------

    THE TMP STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is July   , 1999

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
Where You Can Find More Information.......................................................................          2
The Company...............................................................................................          4
Recent Developments.......................................................................................          7
Risk Factors..............................................................................................          9
Use of Proceeds...........................................................................................         14
Dividend Policy...........................................................................................         15
Price Range of Common Stock...............................................................................         15
Selling Stockholders......................................................................................         16
Plan of Distribution......................................................................................         17
Legal Opinion.............................................................................................         17
Experts...................................................................................................         17

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our website at www.tmp.com or at the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of TMP stock. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-75031).

        (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

        (c) The description of the Company's common stock contained in Item 1 of the Company's Registration Statement on Form 8-A, dated October 16, 1996.

        (d) The Company's Current Report on Form 8-K, dated June 10, 1999, which includes the supplemental consolidated financial statements relating to the restatement of the Company's consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 to reflect the mergers with InterQuest Pty Limited on April 30, 1999, LIDA Advertising, Inc. on May 19, 1999, Maes & Lunua on May 20, 1999, Lemming/LeVan, Inc. on May 28, 1999, in2, Inc. on May 28, 1999 and Yellow Pages Unlimited, Inc. on May 28, 1999, which have been accounted for as poolings-of-interests. In addition, the Company's historical consolidated financial statements included therein reflect the merger with Morgan & Banks Limited as of January 28, 1999, which was accounted for as a pooling-of-interests.

        (e) The Company's Current Report on Form 8-K, dated February 1, 1999, relating to the announcement of the Morgan & Banks Limited acquisition and the release of the results of the Company's operations for the one month and ten months ended October 31, 1998.

        (f) The Company's Current Report on Form 8-K, dated February 12, 1999, relating to the financial statements of Morgan & Banks Limited as of September 30, 1998 and March 31, 1998 and 1997, for the six months ended September 30, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 and the unaudited pro forma condensed combined financial information relating to the acquisition of Morgan & Banks Limited.

        (g) The Company's Current Report on Form 8-K, dated March 5, 1999, relating to a press release announcing the results of operations of the Company for the year ended December 31, 1998, issued by the Company on March 2, 1999.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  TMP Worldwide Inc.
                  1633 Broadway, 33rd Floor, New York, New York 10019
                  Attention: Investor Relations
                  (Tel. No. (212) 977-4200)

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                  THE COMPANY

    AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED IN TELEPHONE DIRECTORIES, NEWSPAPERS, NEW MEDIA AND OTHER MEDIA, AND ASSOCIATED FEES FOR RELATED SERVICES. WHILE GROSS BILLINGS ARE NOT INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, THE TRENDS IN GROSS BILLINGS DIRECTLY IMPACT THE COMMISSIONS AND FEES EARNED BY THE COMPANY. THE COMPANY EARNS COMMISSIONS BASED ON A PERCENTAGE OF THE MEDIA ADVERTISING PURCHASED AT A RATE ESTABLISHED BY THE RELATED PUBLISHER, AND ASSOCIATED FEES FOR RELATED SERVICES. IN ADDITION, THE COMPANY EARNS FEES FOR THE PLACEMENT OF ADVERTISEMENTS ON THE INTERNET, INCLUDING ITS CAREER WEB SITES, AND THROUGH EXECUTIVE SEARCH SERVICES. EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, IS PRESENTED TO PROVIDE ADDITIONAL INFORMATION ABOUT THE COMPANY'S ABILITY TO MEET ITS FUTURE DEBT SERVICE, CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND IS ONE OF THE MEASURES WHICH DETERMINES THE COMPANY'S ABILITY TO BORROW UNDER ITS CREDIT FACILITY. EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR OPERATING ACTIVITIES AND OTHER INCOME OR CASH FLOW STATEMENT DATA PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OR AS A MEASURE OF THE COMPANY'S PROFITABILITY OR LIQUIDITY. GROSS BILLINGS WITH RESPECT TO COMPANIES ACQUIRED BY THE COMPANY REFER TO THE COMPANY'S ESTIMATE OF THE ACQUIRED COMPANIES' ANNUAL GROSS BILLINGS. ALL AMOUNTS REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN THE COMPANY'S SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE COMPANY'S CURRENT REPORT ON FORM 8-K DATED JUNE 10, 1999, WHICH REFLECTS THE MERGERS WITH INTERQUEST PTY LIMITED ON APRIL 30, 1999, LIDA ADVERTISING, INC. ON MAY 19, 1999, MAES & LUNUA ON MAY 20, 1999, LEMMING/LEVAN, INC. ON MAY 28, 1999, IN2, INC. ON MAY 28, 1999 AND YELLOW PAGES UNLIMITED, INC. ON MAY 28, 1999, WHICH HAVE BEEN ACCOUNTED FOR AS POOLINGS-OF-INTERESTS. IN ADDITION, THE COMPANY'S HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED THEREIN REFLECT THE MERGER WITH MORGAN & BANKS LIMITED AS OF JANUARY 28, 1999, WHICH WAS ACCOUNTED FOR AS A POOLING-OF-INTERESTS.

    We are a marketing services, communications, executive search and technology company. We provide comprehensive, individually tailored advertising services, including development of creative content, media planning, production and placement of corporate advertising, market research, direct marketing, executive search and other ancillary services and products. We are one of the world's largest recruitment advertising agencies and the world's largest yellow page advertising agency as well as a leader in the use of the Internet for recruiting.

    We offer advertising programs to more than 17,000 clients, including more than 80 of the Fortune 100 and more than 400 of the Fortune 500 companies. Our growth strategy is to continue to pursue consolidation opportunities in our core advertising business and to leverage our client base and our approximately 2,420 sales, marketing and customer service personnel to expand our Internet-based businesses. For the year ended December 31, 1998, our gross billings were $1.7 billion, total revenue was $699.4 million, net income was $14.4 million and EBITDA was $69.1 million.

    We are one of the world's largest recruitment advertising agencies, with approximately $794.2 million in gross billings for the year ended December 31, 1998. We are the world's largest yellow page advertising agency, generating approximately $506.9 million in yellow page gross billings for the same period. With approximately 30% of the national accounts segment of the U.S. yellow page advertising market, we are approximately three times larger than our nearest competitor, based on yellow page gross billings. Our Internet revenue grew 157.6% to $50.2 million for the same period. A substantial part of our growth in each of our targeted markets has been achieved through acquisitions. For example, from January 1, 1996 through March 31, 1999, we completed 51 acquisitions. In January 1999, we completed our largest acquisition to date by acquiring Morgan & Banks Limited, or M&B, for 5,148,291 shares of our Common Stock. M&B provides permanent recruitment for mid-level executives through clerks, human resource consulting and temporary contracting. We believe additional acquisition opportunities exist and we intend to continue our strategy of making acquisitions which relate to our core businesses.

    We have created innovative solutions to assist our clients in capitalizing on the growing awareness and acceptance of the Internet. For our recruitment advertising clients, we have developed interactive career sites which can be accessed by individuals seeking employment via the Internet on a global basis. We have several career sites, including Monster.com-SM-, Be the Boss-SM- and Job Hound-SM- which, as of December 31, 1998, collectively contained approximately 180,000 job listings and career opportunities.

    YELLOW PAGE ADVERTISING. We develop yellow page marketing programs for national accounts. These are clients which sell products or services in multiple markets. The national segment of the yellow page advertising market was an approximately $1.9 billion market in the U.S. for the year ended December 31, 1998. The national yellow page market has grown each year since 1981. During the period of 1990 through 1998, the market grew at a compound annual growth rate of approximately 6.2%. Yellow page advertising is a complex process involving the creation of effective imagery and message and the development of media plans which evaluate approximately 7,000 yellow page directories of which our larger accounts utilize over 2,000. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our yellow page sales, marketing and customer service staff of approximately 680 people provides an important competitive advantage in marketing and executing yellow page advertising programs. We earn commissions from yellow page advertising paid by directory publishers which result in an effective commission rate to us of approximately 20% of yellow page gross billings.

    We take a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, in many cases quantifying the effectiveness of a given advertising campaign. We also have a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 90%.

    RECRUITMENT ADVERTISING. For the year ended December 31, 1998, total spending on advertisements globally in the recruitment classified advertisement section of newspapers was approximately $12 billion. While the recruitment advertising market has historically been cyclical, during the period of 1990 through 1997, the U.S. market grew at a compound annual growth rate of approximately 12%. In the U.S., we receive commissions generally equal to 15% of recruitment advertising gross billings. Outside of the U.S., where, collectively, we derive the majority of our recruitment advertising commissions and fees, our commission rates for recruitment advertising vary, ranging from approximately 10% in Australia to 15% in Canada and the United Kingdom. We also earn fees from value-added services such as design, research and other creative and administrative services which resulted in aggregate commissions and fees equal to approximately 21% of recruitment advertising gross billings for the year ended December 31, 1998.

    The services provided by recruitment advertising agencies can be complex and range from the design and placement of classified advertisements to the creation of comprehensive image campaigns which internationally "brand" a client as a quality employer. Further, shortages of qualified employees in many industries, particularly in the technology area, have increased the need for recruitment advertising agencies to expand the breadth of their service offerings to effect national and sometimes global recruitment campaigns. For these reasons, we believe that over time, the proportion of overall recruitment advertising placed through recruitment advertising agencies will grow. Given the scale of our recruitment advertising operations and the scope of our service offerings, we believe we are well positioned to participate in this market growth.

    EXECUTIVE SEARCH. To expand the range of services that we offer to our recruitment advertising clients, we decided to enter the executive search field because recruitment advertising traditionally did not target the senior executive community. Accordingly, to enter this market, in May 1998, we acquired JSK, the twelfth largest executive search firm in the United States.

    Our retained executive search process typically includes the following steps: (a) a TMP executive search consultant interviews the client in order to analyze the senior executive position that needs to be filled, the general environment of the client's work place and the character and quality of candidates that have successfully performed as executives of the client; (b) the consultant then prepares a written synopsis of the position to be filled in order to attract a suitable, qualified and successful candidate; (c) the synopsis is then forwarded to other recruiters in order to assist with the search for a candidate that fits the criteria set forth in the synopsis; (d) a pool of suitable candidates is gathered and the consultants begin to schedule interviews; (e) the candidates are then interviewed and analyzed by the consultants to determine if the candidate meets the requisite experience and potential cultural fit outlined by the consultant and the client; (f) reports of the most suitable candidates are prepared by the consultant and presented to the client, enabling the client to choose which candidates it wants to meet; (g) the consultant then organizes a mutually convenient time and place for the client to personally meet and interview such candidates for the position; (h) the consultant follows up with the successful candidate to obtain any supplemental information needed or requested by the client, including to obtain references and other documentary materials; and (i) we then assist the client in structuring and negotiating the final compensation package and other benefits for the hired executive based on all relevant factors researched by us, including industry comparisons, the experience level of the executive and future trends.

    We believe that our expansion into the executive search market will enable us to attract and service additional major clients since we can now market ourself as a full service firm that can accommodate all of our clients' employment and recruitment advertising needs.

    INTERNET SERVICES. Our Internet-based services complement our traditional advertising businesses. In recruitment, we have several career sites, including Monster.com-SM-, Be the Boss-SM- and Job Hound-SM-, which provide continuously available databases of career opportunities. Users of these sites can search for employment opportunities by location, type of job and other criteria. Resumes can be sent to prospective employers electronically and submitted on-line or via mail. Users can also access other value-added services such as discussion forums and on-line career advice. Based on our experience with our clients, we believe that only 20% to 30% of open job positions are advertised using traditional print media and that on-line solutions, which are significantly less expensive than traditional recruitment methods, will significantly expand the recruitment advertising market. More than 80 of the Fortune 100 companies are utilizing our career sites.

    Dealer Locator, which is marketed to yellow page accounts, allows clients to offer World Wide Web ("Web") pages for local offices, dealers or franchise locations which are linked to the client's corporate Web site. These pages are designed to generate additional customer flow while reinforcing brand imagery contained in other advertising programs. Dealer Locator home pages will typically include address, directions, hours of operation and potentially other information such as sale items.

    We believe that our pre-existing relationships with yellow page and recruitment advertising clients and our sales, marketing and customer service staff provide an important competitive advantage in pursuing the market for Internet clients. Further, we believe our innovative Internet products will provide an opportunity to enhance our ability to market both traditional advertising and Internet services to non-TMP clients.

    TMP is the successor to the businesses formerly conducted by TMP Worldwide Inc. and subsidiaries ("Old TMP"), Worldwide Classified Inc. and subsidiaries ("WCI") and McKelvey Enterprises, Inc. and subsidiaries, the chief executive officer of which was Andrew J. McKelvey (the "Principal Stockholder"). McKelvey Enterprises, Inc. was formed in 1967 by Mr. McKelvey. On December 9, 1996, Old TMP merged into McKelvey Enterprises, Inc. Thereafter, WCI merged into McKelvey Enterprises, Inc. McKelvey Enterprises, Inc. then merged into Telephone Marketing Programs Incorporated. Such mergers are collectively referred to as the "1996 Mergers." In addition, Mr. McKelvey sold or contributed his interest in five other entities to the Company. Following the 1996 Mergers, Telephone Marketing Programs Incorporated changed its name to TMP Worldwide Inc. All historical financial data incorporated by reference for periods ended prior to December 9, 1996 reflects the historical financial data of Old TMP, WCI, McKelvey Enterprises, Inc. and the other entities. TMP was incorporated in Delaware in August 1996. Its executive offices are located at 1633 Broadway, 33rd Floor, New York, New York 10019, and its telephone number at that location is (212) 977-4200.

                              RECENT DEVELOPMENTS

    During the period from April 1, 1999 through July 15, 1999, we completed the following mergers and acquisitions:

ROSS ADVERTISING

    On April 9, 1999, we issued 17,711 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of Ross Advertising, an Ontario, Canada corporation. This acquisition was accounted for as a purchase.

INTERQUEST PTY LIMITED

    On April 30, 1999, we issued 176,695 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of InterQuest Pty Limited, an Australian corporation. This merger was accounted for as a pooling-of-interests.

LIDA ADVERTISING, INC.

    On May 19, 1999, we issued 112,606 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of LIDA Advertising, Inc., a Missouri corporation. This merger was accounted for as a pooling-of-interests.

MAES & LUNUA

    On May 20, 1999, we issued 110,000 shares of our common stock in a private placement transaction in exchange for all of the assets of Maes & Lunua, a Netherlands corporation. This merger was accounted for as a pooling-of-interests.

THEAKER MONRO NEWMAN

    On May 26, 1999, we acquired substantially all of the assets of Theaker Monro Newman, a corporation organized under the laws of the United Kingdom. In connection with this acquisition, we issued 6,834 shares of our common stock in a private placement transaction. This acquisition was accounted for as a purchase.

IN2, INC.

    On May 28, 1999, we issued 289,031 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of in2, Inc., a New York corporation. This merger was accounted for as a pooling-of-interests.

LEMMING/LEVAN, INC.

    On May 28, 1999, we issued an aggregate 122,908 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of Lemming/LeVan, Inc., a Georgia corporation, and Lemming/LeVan, Inc., a New York corporation. This merger was accounted for as a pooling-of-interests.

YELLOW PAGES UNLIMITED, INC.

    On May 28, 1999, we issued 89,000 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of Yellow Pages Unlimited, Inc., an Indiana corporation. This merger was accounted for as a pooling-of-interests.

HELP AD, INC.

    On July 15, 1999, we issued 41,496 shares of our common stock in a private placement transaction in exchange for all of the outstanding stock of Help Ad, Inc., a Kentucky corporation. This acquisition was accounted for as a purchase.

OTHER

    In addition to these mergers and acquisitions, we also acquired the minority interest in Morgan & Banks (Hong Kong) Limited and M&B Search Pte Ltd in exchange for 19,431 shares of our common stock in a private placement transaction.

    Also, on July 9, 1999, we issued to the former stockholders of The Consulting Group (International) Limited an aggregate of 31,034 shares of our common stock in a private placement transaction.

PENDING MERGER

    On March 11, 1999, we entered into an agreement with LAI Worldwide, Inc. to acquire the company by merger. As a result of the merger, LAI will become a direct, wholly owned subsidiary of TMP. Each LAI stockholder will receive a fraction of a share of TMP Common Stock in exchange for each share of LAI Common Stock that they own. The fraction will be determined by the following ratio, called the Exchange Ratio:

    - if the 20 day average of the closing prices of TMP Common Stock measured two days prior to the closing of the merger is greater than $64.00, the Exchange Ratio will be $8.45 divided by such average stock price;

    - if the 20 day average of the closing prices of TMP Common Stock measured prior to the closing of the merger is at least $42.00 but not more than $64.00, the Exchange Ratio will be 0.1321; and

    - if the 20 day average of the closing prices of TMP Common Stock measured two days prior to the closing of the merger is less than $42.00, the Exchange Ratio will be $5.55 divided by such average stock price.

TMP will not issue any fractional shares in the merger. Instead, LAI stockholders will receive cash for any fraction of a TMP share to which they would otherwise be entitled. We anticipate that we will issue approximately 1,100,000 shares of our common stock to the stockholders of LAI in connection with the merger.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR STOCK.

    THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. "WE," "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP.

    WE MAY NOT BE ABLE TO MANAGE OUR GROWTH. Our business has grown rapidly in recent periods. As an example, we completed the acquisition of four executive search companies since April 1998. We believe that the pending acquisition of LAI Worldwide, Inc. will make us one of the largest executive search firms in the world. This growth of our business has placed a significant strain on our management and operations. Our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees. In addition, this growth is expected to result in increased responsibility for both existing and new management personnel and incremental strain on our existing operations, financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results would be materially adversely affected.

    WE FACE RISKS ASSOCIATED WITH OUR EXPANSION STRATEGY. We expect that we will continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

    - the continued availability of financing;

    - our ability to identify and acquire businesses on a cost-effective basis;

    - our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

    - our ability to retain and motivate key personnel and to retain the clients of acquired firms.

    We cannot assure you that financing for acquisitions will be available on terms we find acceptable, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would materially adversely affect our business, financial condition and operating results. We also cannot assure you that we will be able to sustain the rates of growth that we have experienced in the past.

    WE DEPEND ON TRADITIONAL MEDIA. A substantial portion of our total revenue comes from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business constituted approximately 23.9% of our total revenue for the year ended December 31, 1998. We also receive a substantial portion of our revenue from placing advertising in yellow page directories. This business constituted approximately 14.8% of total revenue for the year ended December 31, 1998. We cannot assure you that the total revenue we receive in the future will be equal to the total revenue which we have received in the past.

    In addition, new media, like the Internet, may cause yellow page directories and other forms of traditional media to be less desirable forms of advertising media. If we are not able to generate fees from advertising on the Internet to offset any decrease in commissions from traditional media, our business, financial condition and operating results will be materially adversely affected.

    THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNPROVEN. Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for information, entertainment, commerce and advertising remains subject to a high level of uncertainty. Most of our clients have only limited experience with the Internet as an advertising medium. Such clients have not devoted a significant portion of their advertising budgets to Internet-based advertising in the past. In addition, a significant portion of our potential clients have no experience with the Internet as an advertising medium and have not devoted any portion of their advertising budgets to Internet-based advertising in the past. There can be no assurance that advertisers will be persuaded to allocate or continue to allocate portions of their budgets to Internet-based advertising. If Internet-based advertising is not widely accepted by our advertisers and advertising agencies, our business, financial condition and operating results, including our expected rate of commissions and fees growth, would be materially adversely affected. Although we generated Internet revenue of $50.2 million for the year ended December 31, 1998, we cannot assure you that we will continue to generate substantial Internet-based revenue in the future.

    INTERNET USERS MAY NOT ACCEPT OUR INTERNET CONTENT. Our future growth depends in part on our ability to attract Internet users who are valuable to our advertising clients. This in turn depends on our ability to deliver original and compelling services to these Internet users. We cannot assure you that our content will be attractive to enough Internet users to generate material advertising revenues. We also cannot assure you that we will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences to continue to attract a sufficient number of Internet users to our Web sites.

    Internet users can freely navigate and instantly switch among a large number of Web sites, many of which offer original content. It is difficult for us to distinguish our content and attract users. In addition, many other Web sites offer very specific, highly targeted content. This could have greater appeal than our sites to particular groups within our target audience.

    OUR MARKETS ARE HIGHLY COMPETITIVE. The markets for our services are highly competitive. They are characterized by pressures to:

    - reduce prices;

    - incorporate new capabilities and technologies; and

    - accelerate job completion schedules.

    We face competition from a number of sources. These sources include:

    - national and regional advertising agencies;

    - specialized and integrated marketing communication firms;

    - traditional media companies;

    - executive search firms; and

    - search and selection firms.

    In addition, many advertising agencies and publications have started either to internally develop or acquire new media, including Internet, capabilities. We are also competing with established companies that provide integrated specialized services like Web advertising services or Web site design and are technologically proficient. Many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the yellow page advertising, recruitment advertising, executive search or on-line advertising markets. We cannot assure you that existing or future competitors will not develop or offer services and products that provide significant performance, price, creative or other advantages over our services. This could have a material adverse effect on our business, financial condition and operating results.

    OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER. Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

    - the timing of acquisitions;

    - the timing of yellow page directory closings, the largest number of which currently occur in the third quarter; and

    - the receipt of additional commissions, if earned, from yellow page publishers for achieving a specified volume of advertising, which commissions are typically reported in the fourth quarter.

    Our quarterly commissions and fees earned from recruitment advertising are typically highest in the first quarter and lowest in the fourth quarter.

    Recruitment advertising commissions and fees tend to be more cyclical than yellow page commissions and fees. To the extent that a significant percentage of our commissions and fees are derived from recruitment advertising, our operating results may be subject to increased cyclicality.

    WE FACE RISKS RELATING TO DEVELOPING TECHNOLOGY. The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our Web sites and services. This could affect our financial condition or operating results. New Internet services or enhancements which we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could affect our financial condition or operating results.

    WE DEPEND ON OUR CONSULTANTS. The success of our executive search business depends upon our ability to attract and retain consultants who possess the skills and experience necessary to fulfill our clients' executive search needs. Competition for qualified consultants is intense. We believe that we have been able to attract and retain highly qualified, effective consultants as a result of our reputation and our performance-based compensation system. Consultants have the potential to earn substantial bonuses based on the amount of revenue generated by:

    - obtaining executive search assignments;

    - executing search assignments; and

    - assisting other consultants to obtain or complete executive search assignments.

    Bonuses represent a significant proportion of consultants' total compensation. Any diminution of our reputation could impair our ability to retain existing or attract additional qualified consultants. Our inability to attract and retain qualified consultants could have a material adverse effect on our executive search business, results of operations and financial condition.

    OUR CONSULTANTS MAY DEPART WITH EXISTING EXECUTIVE SEARCH CLIENTS. The success of our executive search business depends upon the ability of our consultants to develop and maintain strong, long-term relationships with clients. Usually, one or two consultants have primary responsibility for a client relationship. When a consultant leaves one executive search firm and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems in this area. However, a failure to retain our most effective consultants or maintain the quality of service to which our clients are accustomed could have a material adverse effect on our business. Also, the ability of a departing consultant to move business to his or her new employer could have a material adverse effect on our executive search business, results of operations and financial condition.

    WE FACE RISKS MAINTAINING OUR PROFESSIONAL REPUTATION AND BRAND NAME. Our ability to secure new executive search engagements and hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referrals by existing clients. Therefore, the dissatisfaction of any client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes our reputation or the reputation of any of our personnel could make it more difficult for us to compete successfully for both new engagements and qualified consultants. This could have an adverse effect on our executive search business, results of operations and financial condition.

    WE FACE RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS. Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients. This is known as a "blocking" arrangement. Blocking arrangements generally remain in effect for one or two years following completion of an assignment. The actual duration and scope of any blocking arrangement, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as:

    - the length of the client relationship;

    - the frequency with which the executive search firm has been engaged to perform executive searches for the client; and

    - the number of assignments the executive search firm has generated or expects to generate from the client.

Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with a client of this nature, or the awareness by a client's competitors of such an arrangement, may make it difficult for us to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or ability to attract and serve new clients. This could have an adverse effect on our executive search business, results of operations and financial condition.

    WE DEPEND ON OUR KEY PERSONNEL. Our continued success will depend to a significant extent on our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of Mr. McKelvey or of one or more key employees could have a material adverse effect on our business, financial condition or operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on our business, financial condition or operating results. If we were to lose a key employee, we cannot assure you that we would be able to prevent the unauthorized disclosure or use of our procedures, practices, new product development or client lists.

    WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER. As of June 1, 1999, Andrew J. McKelvey beneficially owned all of our outstanding Class B Common Stock and 10,945,000 shares of our Common Stock, which together represent approximately 59.5% of the combined voting power of all classes of our voting stock.

Mr. McKelvey can direct the election of all of the members of our board. He can also exercise a controlling influence over our business and affairs. This includes any determinations with respect to mergers or other business combinations, the acquisition or disposition of our assets, whether or not we incur indebtedness, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to Common Stock. Similarly, Mr. McKelvey may determine matters submitted to a vote of our stockholders without the consent of our other stockholders and he has the power to prevent a change of control.

    EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF TMP. Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for shares of our common stock.

    In particular, our board of directors may issue up to 800,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

    WE FACE RISKS RELATING TO OUR FOREIGN OPERATIONS. We conduct operations in various foreign countries, including Australia, Belgium, Canada, France, Germany, Japan, the Netherlands, New Zealand, Singapore, Spain and the United Kingdom. In 1998, approximately 62.5% of our total revenue was earned outside of the United States. Such revenue is collected in the local currency. In addition, we generally pay operating expenses with the corresponding local currency. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities.

    We are also subject to taxation in foreign jurisdictions. In addition, transactions between us and our foreign subsidiaries may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as amended (the "Code"), as well as the provisions of any tax treaties which may exist between the United States and such foreign jurisdictions.

    THERE MAY BE VOLATILITY IN OUR STOCK PRICE. The market for our Common Stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including the percentage of our commissions and fees derived from Internet-based services and products could cause the market price of our Common Stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of our Common Stock could fluctuate for reasons unrelated to our operating performance.

    WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION. As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the U.S. Federal Trade Commission Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the Federal Trade Commission enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies like TMP are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising that we have created is found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us.

    In addition, we cannot assure you that other current or new government laws and regulations, or the application of existing laws and regulations will not:

    - subject us to significant liabilities;

    - significantly dampen growth in Internet usage;

    - prevent us from offering certain Internet content or services; or

    - otherwise have a material adverse effect on our business, financial condition or operating results.

    WE HAVE NEVER PAID DIVIDENDS. We currently intend to retain earnings, if any, to support our growth strategy. We do not anticipate paying dividends on our stock in the foreseeable future. In addition, payment of dividends on our stock is restricted by our financing agreement.

                                USE OF PROCEEDS

    TMP will not receive any proceeds from the sale of shares of TMP stock by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by TMP to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our financing agreement prohibits the payment of dividends on our stock.

                          PRICE RANGE OF COMMON STOCK

    Our stock is quoted on the Nasdaq National Market under the ticker symbol "TMPW." The stock was initially offered to the public on December 12, 1996 at $14.00 per share. The following table sets forth for the periods indicated the high and low reported closing sale prices per share for our stock as reported by Nasdaq.

YEAR ENDING DECEMBER 31, 1999                                                  HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   69.88  $   39.00
Second Quarter.............................................................  $   89.38  $   43.00
Third Quarter (through July 14, 1999)......................................  $   62.88  $   60.22


YEAR ENDED DECEMBER 31, 1998                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   32.62  $   21.62
Second Quarter.............................................................  $   34.88  $   24.75
Third Quarter..............................................................  $   39.19  $   27.88
Fourth Quarter.............................................................  $   42.00  $   20.50
                                                                             ---------  ---------

YEAR ENDED DECEMBER 31, 1997                                                   HIGH        LOW
---------------------------------------------------------------------------  ---------  ---------
First Quarter..............................................................  $   22.00  $   12.88
Second Quarter.............................................................  $   24.25  $   17.00
Third Quarter..............................................................  $   25.63  $   19.00
Fourth Quarter.............................................................  $   28.75  $   15.00

    There were approximately 1,500 stockholders of record of our Common Stock on July 14, 1999. On July 14, 1999, the last reported sale price of our stock as reported by Nasdaq was $60.63.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of July 14, 1999, except as otherwise noted, with respect to the number of shares of Common Stock beneficially owned by each of the selling stockholders. Certain of the shares offered hereby were acquired by the selling stockholders from TMP pursuant to the acquisition of or merger with of companies owned by such selling stockholders. Except for shares owned by James J. Treacy, the remaining selling stockholders obtained the shares offered hereby when TMP acquired the minority interest in Morgan & Banks (Hong Kong) Limited and M&B Search Pte Ltd. No selling stockholder owns more than one percent of the outstanding Common Stock.

                                                            NUMBER OF SHARES                     NUMBER OF SHARES
                                                            OF COMMON STOCK                      OF COMMON STOCK
                                                              BENEFICIALLY                         BENEFICIALLY
                                                                 OWNED        NUMBER OF SHARES        OWNED
                                                                PRIOR TO       OF COMMON STOCK    AFTER OFFERING
SELLING STOCKHOLDER                                             OFFERING      REGISTERED HEREIN        (2)
----------------------------------------------------------  ----------------  -----------------  ----------------
1347361 Ontario Limited...................................         17,711             17,711                 0
Sandra Acker..............................................            600                600                 0
Neil Black................................................          5,454              5,454                 0
Gloria Cappellini.........................................          1,150              1,150                 0
Carol Chow................................................         95,228             95,228                 0
Stan Dickinson............................................            683                683                 0
Peter W. Evans............................................        147,088             30,414           116,674
Peter W. Evans and Suzanne Evans (Trustees for Rosie
  Evans)..................................................          2,776                310             2,466
Peter W. Evans and Suzanne Evans (Trustees for Tomos
  Evans)..................................................          2,776                310             2,466
Jennie Ping Fu............................................            682                682                 0
Margaret Gilmore..........................................          6,289              6,289                 0
Carol A. Green............................................          1,150              1,150                 0
Kevin Habel...............................................         20,176             20,176                 0
Karen Hall................................................          1,150              1,150                 0
Murray Hammond............................................         68,824             68,824                 0
James Healy...............................................        136,986            136,986                 0
Human Resources Consultants B.V...........................         27,500             27,500                 0
Jeepeegee Consult B.V.....................................         27,500             27,500                 0
Paul Johnson..............................................            909                909                 0
Juphie B.V................................................         27,500             27,500                 0
Kenneth Karl Kelly III....................................            682                682                 0
Jeffrey Kolber............................................            682                682                 0
Marc Landau...............................................         50,094             50,094                 0
Lida Advertising, Inc. ...................................        112,606            112,606                 0
John Peter Lee............................................          1,000              1,000                 0
Jeffrey L. Lemming........................................         61,454             61,454                 0
Salli E. LeVan............................................         61,454             61,454                 0
Marlis B.V................................................         27,500             27,500                 0
Ross Monro................................................          1,709              1,709                 0
Stephen Newman............................................          1,709              1,709                 0
James Oetken..............................................             24                 24                 0
Sean Redmond..............................................            341                341                 0
Jenifer Schultz...........................................          5,584              5,584                 0
Randy Schwartz............................................          1,091              1,091                 0
Timothy Smith.............................................            683                683                 0
Eva G. Stein..............................................          1,877              1,877                 0

                                                            NUMBER OF SHARES                     NUMBER OF SHARES
                                                            OF COMMON STOCK                      OF COMMON STOCK
                                                              BENEFICIALLY                         BENEFICIALLY
                                                                 OWNED        NUMBER OF SHARES        OWNED
                                                                PRIOR TO       OF COMMON STOCK    AFTER OFFERING
SELLING STOCKHOLDER                                             OFFERING      REGISTERED HEREIN        (2)
----------------------------------------------------------  ----------------  -----------------  ----------------
Gail Stein................................................            144                144                 0
James F. Stein............................................          1,486              1,486                 0
John Stein Jr.............................................          1,877              1,877                 0
John E. Stein.............................................         21,118             21,118                 0
Nancy Stein Gish..........................................          9,386              9,386                 0
Charles Theaker...........................................          1,709              1,709                 0
James J. Treacy...........................................        263,605(1)         263,605                 0
David Waage...............................................            557                557                 0
Waughfire Pty Limited.....................................        176,695            176,695                 0
Harold Wright.............................................          4,650              4,650                 0
Yau Yuk Mei...............................................         19,431             19,431                 0

------------------------

(1) Includes 300 shares of common stock owned by Mr. Treacy's daughters.

(2) Assumes that all shares offered by each selling stockholder are sold in this offering.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL OPINION

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The consolidated balance sheets of M&B as of December 31, 1998 and March 31, 1998 and 1997, the consolidated statements of operations and stockholders' equity for the year ended December 31, 1998 and each of the three years in the period ended March 31, 1998 and the statements of cash flows for the nine months ended December 31, 1998 and the three years in the period ended March 31, 1998, are incorporated herein in the reliance on the report of Pannell Kerr Forster, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee............................................  $22,221.00
Accountants' Fees and Expenses..................................  10,000.00
Legal Fees and Expenses.........................................  10,000.00
Miscellaneous...................................................   7,779.00
                                                                  ---------
Total...........................................................  $50,000.00
                                                                  ---------
                                                                  ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Article VI of the By-Laws of the Registrant contains provision for the indemnification of directors, officers and employees within the limitations permitted by Section 145. In addition, the Company has entered into Indemnity Agreements with its directors and officers which provide the maximum indemnification allowed by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS

 5.1       Opinion of Fulbright & Jaworski L.L.P. regarding legality.

23.1       (a) Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).

           (b) Consent of BDO Seidman, LLP.
           (c) Consent of Pannell Kerr Forster

24         Power of Attorney (on signature page).

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 14, 1999.

                                TMP WORLDWIDE INC.

                                By:            /s/ ANDREW J. MCKELVEY
                                     -----------------------------------------
                                                 Andrew J. McKelvey
                                                  CHAIRMAN AND CEO

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew J. McKelvey and James J. Treacy, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, and in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ ANDREW J. MCKELVEY      Chairman, CEO and Director
------------------------------    (PRINCIPAL EXECUTIVE         July 14, 1999
      Andrew J. McKelvey          OFFICER)

     /s/ JAMES J. TREACY        Executive Vice President,
------------------------------    Chief Operating Officer      July 14, 1999
       James J. Treacy            and Director

     /s/ BART W. CATALANE       Chief Financial Officer
------------------------------    (PRINCIPAL FINANCIAL AND     July 14, 1999
       Bart W. Catalane           ACCOUNTING OFFICER)

     /s/ GEORGE R. EISELE
------------------------------  Director                       July 14, 1999
       George R. Eisele

     /s/ JOHN R. GAULDING
------------------------------  Director                       July 14, 1999
       John R. Gaulding

     /s/ MICHAEL KAUFMAN
------------------------------  Director                       July 14, 1999
       Michael Kaufman

        /s/ JOHN SWANN
------------------------------  Director                       July 14, 1999
          John Swann